

October 28, 2010

Via Facsimile and U.S. Mail

Mr. J. Alex Martin
Chief Executive Officer
World Heart Corporation
4750 Wiley Post Way, Suite 120
Salt Lake City, UT   84116

> **Re: World Heart Corporation**
> **Form 10-K for the year ended December 31, 2009**
> **Filed March 22, 2010**
> **Form 10-Q for the quarterly period ended June 30, 2010**
> **File No. 0-28882**

Dear Mr. Martin:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2009

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 19

Results of Operations For the Year Ended December 31, 2009 Compared With the Year Ended December 31, 2008, page 22

-Restructuring costs, page 24

1.   We note that you commenced a restructuring plan in August 2008 which has resulted in $709,000 of expenses through December 31, 2009. Please expand future MD&A to include a discussion of the likely effects of management's plans on financial position, future operating results and liquidity unless it is determined that a material effect is not reasonably likely to occur.   Further, include a reconciliation of the beginning and ending liability balances showing separately the changes during the period attributable to costs incurred and charged to expense. As appropriate, please revise future filings to discuss whether you expect the cost savings to be offset by anticipated increases in other expenses or reduced revenues. In future periods, if actual savings anticipated by the restructuring plan are not achieved as expected or are achieved in periods other than as expected, discuss that outcome, its reasons and the possible effects on future operating results and liquidity. Refer to SAB Topic 5P:4.

Item 9(A)T. Controls and Procedures, page 36

– Evaluation of disclosure controls and procedures, page 36

2.   In reference to prior comment 1 in our letter dated June 16, 2008, we note the phrase added "at the reasonable assurance level." However, such inclusion does not address the requirement to state clearly that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives. Please revise future filings to clarify this disclosure or in the alternative, remove the reference to the level of assurance of your disclosure controls and procedures. Refer to Section II.F.4 of Management's Reports on Internal Control over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at <http://www.sec.gov/rules/final/33-8238.htm>. Please note that this comment also applies to the disclosures provided in Item 4. of your Forms 10-Q for the quarterly periods ended March 31 and June 30, 2010.

Financial Statements

Note 12. Restructuring, page F-22

3.   We note the amount of restructuring expenses recorded in 2008 and 2009. In future filings, please revise the disclosures made in the last sentence of the 3rd paragraph to reconcile the appropriate expenses to the periods identified – i.e., $131,431 was recorded in 2008 and $577,666 was recorded in 2009. Further in this regard, correct the period identified for total accrued liabilities in the last sentence of the last paragraph.

Note 15 – Segmented Information, page F-28

4.   We note your disclosure of long-lived assets by geographic area includes intangible assets for 2008 and 2007. Please tell us how you have considered the guidance in

paragraph 280-10-55-23 of the FASB Accounting Standards Codification or otherwise revise future filings accordingly.

Form 10-Q for the quarterly period ended June 30, 2010

Note 2. Summary of Significant Accounting Policies

– (i) Revenue Recognition, Trade Receivables and Deferred Revenue

5.   In your description for revenue from product sales not sold on a consignment basis you state that it "is generally recognized upon customer receipt and acceptance of the product." Please clarify for us, with a view towards disclosure, the situations in which revenue is recognized on product sales other than upon customer receipt and acceptance of the product and if material, quantify the percentage of your sales that it represents.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

Kevin L. Vaughn
Accounting Branch Chief